COMPENSATION RECOVERY POLICY

Last updated: November 30, 2023
Policy Purpose | Applicability
This Policy provides for the Company’s recovery, in the event of an Accounting Restatement, of certain compensation received by the Company’s officers. Specifically, this Policy applies to Incentive Compensation Received on or after the Effective Date by a Covered Officer (i) after beginning services as a Covered Officer, (ii) who served as a Covered Officer at any time during the performance period for such Incentive Compensation, (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Lookback Period.
This Policy is designed to comply, and shall be interpreted to be consistent, with the Compensation Recovery Rules. It shall be binding and enforceable against all Covered Officers and, to the extent required by the Compensation Recovery Rules, their beneficiaries, heirs, executors, administrators or other legal representatives.
This Policy amends and restates the Prior Policy with respect to all Incentive Compensation that is Received by a Covered Officer on and after the Effective Date. The Prior Policy shall continue to apply to Incentive Compensation Received by a Covered Officer prior to the Effective Date.
Policy Statement | Responsibilities
In the event of an Accounting Restatement, regardless of whether or when any restated financial statements are filed, the Company must reasonably promptly recover the full amount of the Recoverable Incentive Compensation, regardless of whether the Covered Officer engaged in any misconduct and regardless of fault.
For any compensation plans or programs involving Incentive Compensation, the amount of Recoverable Incentive Compensation shall include the amount contributed to any notional account based on Recoverable Incentive Compensation and any earnings to date on that notional amount. For any Incentive Compensation that is based on stock price or TSR, where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Recoverable Incentive Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the applicable stock price or TSR. The Company shall maintain documentation of the determination of that reasonable estimate and provide it to Nasdaq in accordance with Rule 5608.
The Company would not be required to recover Recoverable Incentive Compensation if (I) (A) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the Recoverable Incentive Compensation, or (B) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Code Sections 401(a)(13) or 411(a) and regulations thereunder and (II) the Committee (or in the absence of a Committee, a majority of the independent members of the Board) determines that recovery would be impracticable. However, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement under (I)(A) of this paragraph, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document its reasonable attempt(s) to recover, and provide that documentation to Nasdaq in accordance with Rule 5608.
To the extent permitted by applicable law, the Committee shall, in its sole discretion, determine the timing and method for recovering Recoverable Incentive Compensation, provided that the recovery is undertaken reasonably promptly. The Committee may, but is not limited to, seek recovery from a Covered Officer from any or a combination of the following sources, irrespective of whether the applicable source of compensation was approved, awarded, granted, payable or paid to the Covered Officer prior to, on, or after the Effective Date: (i) direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; (ii) cancelling or directing the return of prior cash or equity-based awards (whether vested or unvested and whether paid or unpaid); (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of any deferred compensation, subject to compliance with Code Section 409A; and (v) any other method authorized by applicable

NVIDIA Corporation    Application: Global
Document Name: Compensation Recovery Policy - External

COMPENSATION RECOVERY POLICY

law or contract. The Committee need not utilize the same method of recovery for all Covered Officers or with respect to all types of Recoverable Incentive Compensation.
The Company shall make any disclosures and filings with respect to the Policy that are required by law, including as required by the SEC.
Notwithstanding any indemnification agreement, applicable insurance policy or any other agreement or provision of the Company’s certificate of incorporation or bylaws to the contrary, no Covered Officer shall be entitled to indemnification against the loss of Recoverable Incentive Compensation, nor shall any Covered Officer be entitled to advancement of expenses in connection with any enforcement of this Policy by the Company, including payment or reimbursement for the Covered Officer’s insurance premiums to cover potential obligations to the Company under this Policy. All Covered Officers are subject to this Policy pursuant to the terms as set forth in Exhibit A.
Nothing in this Policy nor any recovery shall limit any claims, damages or other legal remedies the Company may have against a Covered Officer. This Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company, including, without limitation, termination of employment and/or institution of civil proceedings.
This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer and to any other compensation recovery policy and/or similar provisions in any employment, equity plan, equity award or other individual agreement to which the Company is a party or which the Company has adopted or may adopt and maintain from time to time; provided, that any amounts already recovered by or reimbursed to the Company under those requirements and provisions related to the same Accounting Restatement will be credited towards the amount of any Recoverable Incentive Compensation under this Policy, except as may be required by applicable law or listing standards.
Any action by the Company to recover or any recovery of Recoverable Incentive Compensation under this Policy from a Covered Officer shall not be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangements applicable to such Covered Officer, or (ii) to constitute a breach of any contract or other arrangement to which such Covered Officer is a party.
COMPLIANCE, VIOLATIONS and CONSEQUENCES
The Company may be subject to delisting if it does not comply with this Policy.
ADMINISTRATION, TERMINATION and AMENDMENT
This Policy shall be administered by the Committee, unless otherwise determined by a majority of the independent members of the Board. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties and need not be uniform with respect to each individual covered by this Policy. In carrying out the administration of this Policy, the Committee is authorized and directed to consult with the full Board, individual members of the Board, or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.
The Committee members and any other members of the Board who assist in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of Committee members under applicable law or Company policy.
Subject to applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions that the Committee, in its sole discretion, deems necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
NVIDIA Corporation    Application: Global
Document Name: Compensation Recovery Policy - External

COMPENSATION RECOVERY POLICY

If any provision of this Policy or the application of any provision to a Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
The Committee may amend, terminate or replace this Policy or any portion of this Policy at any time in its sole discretion, and shall amend this Policy as it deems necessary to comply with applicable law or listing standards.
Speak Up | Reporting Concerns
If you are aware of a situation that may violate this Policy, you have a responsibility to report the incident to your immediate supervisor, Corporate Legal or to NVIDIA-Compliance. Reports may also be submitted anonymously by using NVIDIA’s Speak Up system through EthicsPoint at 1-866-295-3993 (for the U.S.) or via the web here. When reporting a concern, we encourage you to consider revealing your identity so that we can properly follow up and investigate alleged violations. NVIDIA will ensure that appropriate confidentiality measures are taken and will not retaliate against anyone, who in good faith, reports a concern or cooperates with an investigation, even when allegations are found to be unsubstantiated.
Resources | Questions
If you have any questions about any aspect of this Policy, you are encouraged to contact Corporate Legal.

NVIDIA Corporation    Application: Global
Document Name: Compensation Recovery Policy - External

COMPENSATION RECOVERY POLICY

Definitions

Accounting Restatement
An accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period

Accounting Restatement Date
The earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement

Board	Board of Directors of the Company
Code	Internal Revenue Code of 1986, as amended
Committee	Compensation Committee of the Board
Company	NVIDIA Corporation
Compensation Recovery Rules	Section 10D and Rule 10D-1 of the Exchange Act and Rule 5608
Covered Officer	A current or former “executive officer,” as such term is defined in Section 10D and Rule 10D-1(d) of the Exchange Act and Rule 5608
Effective Date	October 2, 2023
Exchange Act	Securities Exchange Act of 1934, as amended
Financial Reporting Measure
A measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure derived wholly or in part from such measure, including Company stock price and TSR. A measure need not be presented in the Company’s financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure

Incentive Compensation	Any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure
Lookback Period
The three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (resulting from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period of at least nine months shall be deemed a completed fiscal year); provided, that the Lookback Period shall not include fiscal years completed prior to October 2, 2023

Prior Policy	The Company’s Compensation Recovery Policy dated April 1, 2009
Received
Incentive Compensation is deemed “received” in the Company’s fiscal period in which the relevant Financial Reporting Measure is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

Recoverable Incentive Compensation
Incentive Compensation Received by a Covered Officer during the Lookback Period that exceeds the amount of Incentive Compensation that otherwise would have been Received had such amount been determined based on the Accounting Restatement, computed without regard to any taxes paid (i.e., on a gross basis without regarding to tax withholdings and other deductions)

Rule 5608	Nasdaq Listing Rule 5608
SEC	Securities and Exchange Commission
TSR	Total shareholder return
NVIDIA Corporation    Application: Global
Document Name: Compensation Recovery Policy - External

Exhibit A

NVIDIA Corporation
Compensation Recovery Policy
Form of Executive Acknowledgment

I, the undersigned, agree and acknowledge that I am bound by, and subject to, the NVIDIA Corporation Compensation Recovery Policy dated November 30, 2023, as may be amended, restated, supplemented or otherwise modified from time to time (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter, indemnity agreement or other individual agreement with NVIDIA Corporation (the “Company”) to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.
In the event that the Committee (as defined in the Policy) or other applicable administrator of the Policy determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Notwithstanding anything to the contrary in the Company’s bylaws or in any indemnity agreement between the Company and me, I further agree and acknowledge that I am not entitled to indemnification against the loss of any Recoverable Incentive Compensation, I am not entitled to payment or reimbursement by the Company for premiums in connection with any insurance I may procure to cover potential obligations to the Company under this Policy, and I hereby waive any right to advancement of expenses in connection with any enforcement of the Policy by the Company.

Agreed and Acknowledged:

Name:
Title:
Date:

NVIDIA Corporation    Application: Global
Document Name: Compensation Recovery Policy - External